Exhibit 99.5

FOR:	INTERPOOL, INC.

FOR IMMEDIATE RELEASE

CONTACT:	Mitchell I. Gordon
Executive Vice President &
Chief Financial Officer
(212) 916-3284

Morgen-Walke Associates
Investors: Christine Mohrmann,
Lauren Levine
Media: Greg Tiberend,
Steve DiMattia
(212) 850-5600

INTERPOOL, INC. REPORTS RECORD THIRD QUARTER 2001 OPERATING RESULTS

- Company Announces Agreement to Sell Ownership in Personal Computer Rentals (PCR) -

PRINCETON, NJ, November 6, 2001 — Interpool, Inc. (NYSE:IPX) today reported results for the third quarter and nine months ended September 30, 2001.

Income from continuing operations for the third quarter of 2001 was a record of $11.6 million, or $0.40 per diluted share, excluding a non-cash charge for the market value adjustment for derivative instruments and including an after-tax gain on the retirement of senior unsecured notes, compared to income from continuing operations in the third quarter of 2000 of $10.7 million, or $0.38 per diluted share.

Interpool has reclassified results from Microtech Leasing Corporation and Personal Computer Rentals (PCR) under discontinued operations. The Company recently entered into an agreement to sell its 51% ownership stake of PCR for book value. The Company is currently liquidating the Microtech Leasing Corporation lease portfolio.

Revenue from continuing operations increased 29.3% to $74.9 million in the third quarter of 2001, from $58.0 million in the third quarter of 2000, primarily due to contributions from the acquisition of the North American Intermodal Division of Transamerica Leasing, Inc. in October of 2000.

Operating lease revenue for the quarter increased 30.3% to $68.8 million over $52.8 million in the year ago period. Pre-tax profit from operating leases was $13.9 million in the third quarter of 2001, versus $14.9 million in the third quarter of 2000.

The Company’s container operating lease fleet at the end of the third quarter was approximately 414,000 TEUs (twenty-foot-equivalent units), up from 368,000 TEUs at the end of the 2000 third quarter and up from 406,000 TEUs at the end of the previous quarter. The chassis operating lease fleet at September 30, 2001 was 169,000, up from 96,000 at the end of the third quarter 2000 and compared to 170,000 at the end of the second quarter of this year. Utilization of the container fleet for the 2001 third quarter was 95%, down from 99% in the year ago period and 97% in the prior quarter. Chassis utilization for the 2001 third quarter was 93%, down from 97% in the 2000 third quarter and 94% in the second quarter of 2001.

Income from continuing operations for the first nine months of 2001 was $35.9 million, or $1.24 per diluted share, excluding non-cash charges for market value adjustments for derivative instruments and including an after-tax gain on the retirement of senior unsecured notes. This compares to income from continuing operations for the first nine months of 2000 of $30.3 million, or $1.10 per diluted share, excluding the cumulative effect of a change in accounting and including an after-tax gain on the retirement of senior unsecured notes. Revenue from continuing operations was $229.1 million for the first nine months of 2001 compared to $162.8 million in the first nine months of 2000.

Martin Tuchman, Chairman and Chief Executive Officer of Interpool, commented: “Although third quarter results reflect a slightly softer worldwide economy, we are pleased with our overall performance. Once again, we realized major revenue gains over the year ago period, primarily due to our acquisition of Transamerica’s North American Intermodal Division, the integration of which is substantially complete. Also, we reached an agreement to sell our ownership position in PCR. These actions support our strategic plan to heighten our focus on the Company’s core chassis and container leasing businesses.”

Mr. Tuchman concluded, “We are committed to expanding our business and leadership position within the industry. The combination of our strong, consistent cash flow and existing credit facilities ensure that we have adequate capital to fund our growth. Currently, we are intent on identifying and implementing new efficiencies and minimizing costs and capital expenditures, all of which will help to generate additional cash availability. Further, we are dedicated to building upon existing customer relationships and offering new value added services to our customers. Going forward, we will continue to utilize our solid financial standing to capitalize on profitable opportunities.”

Interpool, originally founded in 1968, is one of the world’s leading suppliers of equipment and services to the transportation industry. It is the largest lessor of intermodal container chassis in the United States and a world-leading lessor of cargo containers used in international trade. Interpool operates from over 90 locations throughout the world.

This Press Release contains certain forward-looking statements regarding future circumstances. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements, including in particular the risks and uncertainties described in the company’s SEC filings. The company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof.

Note: This press release and other press releases and information can be viewed at the Company’s website at www.interpool.com.

- TABLES FOLLOW -

INTERPOOL, INC. CONSOLIDATED STATEMENT OF INCOME (In thousands, except amounts per share) (Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2001	2000	2001	2000
REVENUES	$74,945	$57,964	$229,066	$162,751
Lease operating and administrative expenses	21,604	12,962	68,050	39,223
Market value adjustment for derivative instruments	1,250	—	2,084	—
Depreciation and amortization of leasing equipment	18,792	14,997	55,525	42,974
Other (income)/expense, net	200	617	(1,031)	1,160

Earnings before interest and taxes	33,099	29,388	104,438	79,394
Interest expense, net	21,842	16,890	64,908	44,858

Income before taxes, discontinued operations, change in
accounting principle and extraordinary gain	11,257	12,498	39,530	34,536
Provision for income taxes	1,220	1,790	6,250	5,030

Income before discontinued operations, change in accounting
principle and extraordinary gain	$10,037	$10,708	$33,280	$29,506
(Loss) gain from discontinued operations, net of applicable
taxes of $125, $(340), $(380) and $320	(876)	372	(1,694)	994
Cumulative effect of change in accounting principle, net of
applicable taxes of $44 and $440 (1) (2)	—	—	833	660
Extraordinary gain on retirement of debt, net of applicable
taxes of $200, $172 and $560 (3) (4)	301	—	558	840

NET INCOME (5)	$9,462	$11,080	$32,977	$32,000

INCOME FROM CONTINUING OPERATIONS:
NET INCOME	$9,462	$11,080	$32,977	$32,000
REMOVE:
Discontinued Operations	876	(372)	1,694	(994)
Market value adjustment for derivative instruments	1,250	—	2,084	—
Cumulative effect of change in accounting principle	—	—	(833)	(660)

INCOME FROM CONTINUING OPERATIONS:	$11,588	$10,708	$35,922	$30,346

INCOME PER SHARE FROM CONTINUING OPERATIONS:
Basic	$0.42	$0.39	$1.31	$1.11
Diluted	$0.40	$0.38	$1.24	$1.10
WEIGHTED AVERAGE SHARES OUTSTANDING:
Basic	27,421	27,421	27,421	27,421
Diluted	29,161	27,945	29,011	27,596

(1)	For 2001, represents the cumulative effect through December 31, 2000 regarding the Company’s accounting for swap transactions not accounted for as hedges in accordance with FASB No. 133 which is effective as of January 1, 2001.

(2)	For 2000, represents a change in the Company’s accounting for its maintenance and repairs expense from an accrual to cash basis.

(3)	For 2001, represents gain on retirement of $27.2 million face value of Interpool, Inc. 6-5/8% Notes due March 1, 2003 and $2.1 million face value of Interpool, Inc. 7.20% Notes due August 1, 2007.

(4)	For 2000, represents gain on retirement of $8.2 million face value of Interpool, Inc. 6-5/8% Notes due March 1, 2003 and $3.0 million face value of Interpool, Inc. 7.35% Notes due August 1, 2007.

(5)	Net Income per share was $0.35 basic and $0.32 diluted for the three months ended September 30, 2001 and $0.40 basic and diluted for the three months ended September 30, 2000. For the nine months ended September 30, 2001 net income per share was $1.20 basic and $ 1.14 diluted and $1.17 basic and $1.16 diluted for the nine months ended September 30, 2000.

INTERPOOL, INC. CONSOLIDATED BALANCE SHEET

(In thousands)

(Unaudited)

	September 30, 2001	December 31, 2000
ASSETS
Cash and short-term investments and
marketable securities	$49,218	$155,689
Accounts and notes receivable, net	60,967	63,470
Assets held for sale	6,811	348,389
Net investment in direct financing leases	190,929	151,386
Other receivables, net	39,628	53,354
Revenue producing equipment, net	1,334,121	1,254,936
Assets related to discontinued operations	23,992	38,042
Other assets	105,397	129,565

TOTAL ASSETS	$1,811,063	$2,194,831

LIABILITIES AND STOCKHOLDERS’ EQUITY
Accounts payable and accrued expenses	$80,393	$122,674
Income taxes	33,024	29,967
Deferred income	795	911
Liabilities related to discontinued operations	17,418	28,325
Debt and capital lease obligations	1,224,977	1,593,772
Capital securities	75,000	75,000
Minority interest	26,907	1,951
Stockholders’ equity	352,549	342,231

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$1,811,063	$2,194,831

INTERPOOL, INC. BUSINESS OPERATIONS BREAKDOWN

(In thousands)

(Unaudited)

	REVENUES		PRETAX PROFIT/(LOSS)
	Three Months Ended September 30,		Three Months Ended September 30,
	2001	2000	2001	2000
Operating Lease Business	$68,763	$52,789	$13,856	$14,924
Finance Lease Business	5,690	4,465	1,662	1,257
Other Operations	492	422	11	(598)
Corporate/Investment Division	1,289	5,272	(3,022)	(3.085)

# # #